SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 11)

                    Under the Securities Exchange Act of 1934

                           MINRAD INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    60443P103
                                 (CUSIP Number)


                               KEVIN B. KIMBERLIN
                             C/O SPENCER TRASK & CO.
                        535 MADISON AVENUE, 18TH FLOOR
                               NEW YORK, NY 10022
                               TEL: (212) 326-9200
                               FAX: (212) 751-3483

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 22, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.:  60443P103

1.   NAME OF REPORTING PERSON:  Kevin B. Kimberlin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)      (b)  x

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
       Yes       No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  6,671,586 shares

8.   SHARED VOTING POWER: 0 shares

9.   SOLE DISPOSITIVE POWER:  6,671,586 shares

10.  SHARED DISPOSITIVE POWER: 0 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON: 6,671,586 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes       No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.76%

14.  TYPE OF REPORTING PERSON:  IN

This Amendment No.11 to Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Minrad International, Inc., a Delaware corporation (the "Company", formerly Technology Acquisition Corporation) and amends the Schedule 13D filed on September 26, 2005 by Kevin B. Kimberlin (the "Reporting Person") as amended, in the following respects only:

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares of Common Stock are held directly by: Kevin Kimberlin Partners, L.P., a Delaware limited partnership ("KKP"); Spencer Trask Enterprise Portfolio LLC, a Delaware limited liability company ("STEP"); Spencer Trask Illumination Fund LLC, a New York limited liability company ("STI"); Spencer Trask Private Equity Fund I LP, a Delaware limited partnership ("Fund I"); and Spencer Trask Private Equity Fund II LLC, a New York limited liability company ("Fund II"). The Reporting Person is the general partner of KKP and the non-member manager of STEP. The general partner of Fund I is Trask Partners LLC, a Delaware limited liability company that is wholly owned by Spencer Trask & Co., a Delaware corporation ("ST&Co."). The manager of Fund I is ST Management LLC, a Delaware limited liability company that also is wholly owned by ST&Co. The Reporting Person is the sole stockholder and Chairman of the Board of Directors of ST&Co. STI and Fund II are managed by LLC Management Services, Inc., a New York corporation that is wholly owned by ST&Co.

On June 22, 2005, pursuant to a Securities Purchase Agreement with the Company ("Securities Purchase Agreement"), STI acquired from the Company, for an aggregate purchase price of $250,000: (a) 62,500 Series R Warrants ("Warrants") to purchase up to 62,500 shares of Common Stock at an exercise price of $3.85 per share and expiring on June 8, 2008, and (b) 250 shares of Series A Preferred Stock ("Preferred Stock") convertible into 125,000 shares of Common Stock, subject to adjustment. The source of funds for payment of the securities was the working capital of STI.

On November 22, 2006, STI converted the Preferred Stock into 125,000 shares of Common Stock. STI exercised the Warrants on June 25, 2007, for an aggregate exercise price of $240,625 ($3.85 per share), and thereby acquired 62,500 shares of Common Stock. The source of funds for payment of the exercise price was the working capital of STI.

As of the date of this Statement, (a) STEP directly owns 3,004,200 shares of Common Stock and warrants to purchase up to 3,384,629 shares of Common Stock and
(b) KKP directly owns 282,757 shares of Common Stock. By virtue of his ability to control STEP and KKP, the Reporting Person is an indirect beneficial owner of all such securities.

ITEM 4.    PURPOSE OF TRANSACTION

     (a) All of the securities reported herein were acquired for investment purposes. The Reporting Person retains the right to change his investment intent from time to time, to, directly or indirectly, acquire additional shares of Common Stock, acquire other securities of the Company or sell or otherwise dispose of all or part of the Common Stock or other securities of the Company beneficially owned by him, directly or indirectly, in any manner permitted by law.

     The Reporting Person has no plans or proposals that relate to or would result in any of the following:

     (b)   An   extraordinary   corporate   transaction,  such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g)   Any  changes  in   the  Company's  charter,  by-laws  or  instruments
corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

     (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)   Any action similar to any of those enumerated above.

     As part of the ongoing evaluation of his investments and investment alternatives, however, the Reporting Person may consider effecting any of the foregoing transactions and, subject to applicable law, may, directly or indirectly, formulate a plan or plans with respect to such transactions and may, from time to time, hold discussions with or make proposals to management and/or the Board of Directors of the Company, other stockholders of the Company or third parties regarding such matters. The Reporting Person will further amend the Schedule 13D if there is any material change in his plans with respect to the foregoing. The Reporting Person may also, directly or indirectly, buy and/or sell securities of the Company consistent with his investment objectives.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Statement, the Reporting Person is a beneficial owner, for purposes of Section 13(d) of the Act, of 6,671,586 shares of Common Stock, which represents beneficial ownership of approximately 12.76% of the Common Stock. Specifically, the Reporting Person may be deemed beneficially to own the 3,286,957 shares of Common Stock and the currently exercisable warrants to purchase up to 3,384,629 shares of Common Stock held by STEP and KKP in the aggregate. The percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 48,876,792 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported by the Company as outstanding as of May 12, 2008 in its

Form 10-KSB filed with the Securities and Exchange Commission (the "Commission")
on May 15,  2008.   Beneficial  ownership has been determined in accordance with the rules of the Commission.

     (b)   The  Reporting  Person  indirectly  has   the  sole  power to vote or
direct the voting of, and dispose or direct the disposition of, all shares of Common Stock deemed to be beneficially owned by him.

     (c) In the past 60 days, the Reporting Person has sold 323,370 shares of Common Stock, as follows:

-------------------------------------------------------------------------------
Date                         Number of Shares Sold              Price per Share
-------------------------------------------------------------------------------
04/22/08                            10,000                           $2.33
-------------------------------------------------------------------------------
04/22/08                             5,000                           $2.33
-------------------------------------------------------------------------------
04/22/08                             5,000                           $2.33
-------------------------------------------------------------------------------
04/23/08                             2,900                           $2.30
-------------------------------------------------------------------------------
04/24/08                            10,000                           $2.30
-------------------------------------------------------------------------------
04/24/08                             5,000                           $2.30
-------------------------------------------------------------------------------
04/24/08                             5,000                           $2.30
-------------------------------------------------------------------------------
04/24/08                             3,301                          $2.403
-------------------------------------------------------------------------------
04/25/08                             4,000                           $2.30
-------------------------------------------------------------------------------
04/25/08                             1,000                           $2.30
-------------------------------------------------------------------------------
04/25/08                             5,000                           $2.30
-------------------------------------------------------------------------------
04/25/08                             5,000                          $2.307
-------------------------------------------------------------------------------
04/28/08                             8,800                          $2.369
-------------------------------------------------------------------------------
04/28/08                            10,000                           $2.30
-------------------------------------------------------------------------------
04/28/08                             5,000                           $2.30
-------------------------------------------------------------------------------
04/28/08                             5,000                          $2.323
-------------------------------------------------------------------------------
04/29/08                             1,000                           $2.35
-------------------------------------------------------------------------------
04/29/08                             4,400                          $2.353
-------------------------------------------------------------------------------
05/01/08                            10,000                          $2.302
-------------------------------------------------------------------------------
05/01/08                            10,000                          $2.271
-------------------------------------------------------------------------------
05/01/08                             5,000                          $2.331
-------------------------------------------------------------------------------
05/01/08                             5,000                          $2.304
-------------------------------------------------------------------------------
05/01/08                             5,000                          $2.350
-------------------------------------------------------------------------------
05/01/08                             5,000                          $2.274
-------------------------------------------------------------------------------
05/02/08                             2,600                          $2.428
-------------------------------------------------------------------------------
05/02/08                              550                           $2.408
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
05/02/08                             1,692                          $2.421
-------------------------------------------------------------------------------
05/05/08                            10,000                          $2.251
-------------------------------------------------------------------------------
05/05/08                             5,000                          $2.286
-------------------------------------------------------------------------------
05/05/08                             5,000                          $2.283
-------------------------------------------------------------------------------
05/07/08                              100                           $2.200
-------------------------------------------------------------------------------
05/12/08                            10,000                          $1.914
-------------------------------------------------------------------------------
05/12/08                             5,000                          $1.900
-------------------------------------------------------------------------------
05/12/08                             5,000                          $1.900
-------------------------------------------------------------------------------
05/12/08                             5,000                          $1.902
-------------------------------------------------------------------------------
05/13/08                            10,000                          $1.958
-------------------------------------------------------------------------------
05/13/08                             2,700                          $1.974
-------------------------------------------------------------------------------
05/14/08                              401                           $1.900
-------------------------------------------------------------------------------
05/16/08                             5,000                          $1.951
-------------------------------------------------------------------------------
05/16/08                             5,000                          $1.951
-------------------------------------------------------------------------------
05/16/08                             5,000                          $1.950
-------------------------------------------------------------------------------
05/19/08                              440                           $2.150
-------------------------------------------------------------------------------
05/19/08                             5,000                          $2.156
-------------------------------------------------------------------------------
05/19/08                              400                           $2.150
-------------------------------------------------------------------------------
05/21/08                             3,499                          $1.952
-------------------------------------------------------------------------------
05/21/08                             1,300                          $1.980
-------------------------------------------------------------------------------
05/22/08                             2,500                           $2.00
-------------------------------------------------------------------------------
05/22/08                             3,100                           $2.00
-------------------------------------------------------------------------------
05/28/08                            10,000                           $2.00
-------------------------------------------------------------------------------
05/28/08                            15,000                           $2.00
-------------------------------------------------------------------------------
05/29/08                            20,000                          $2.130
-------------------------------------------------------------------------------
05/29/08                            10,000                          $2.110
-------------------------------------------------------------------------------
05/29/08                             9,268                          $2.060
-------------------------------------------------------------------------------
05/30/08                            10,000                          $2.150
-------------------------------------------------------------------------------
06/03/08                            10,000                          $2.010
-------------------------------------------------------------------------------
06/03/08                             9,419                           $2.00
-------------------------------------------------------------------------------

     (d) No person other than the Reporting Person (indirectly) or the direct holder of the securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the Securities Purchase Agreement described in Item 3 above, which is incorporated herein by reference.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit A. Securities Purchase Agreement, dated as of June 8, 2005, by and among the Issuer, STI and certain investors named therein.



                            [SIGNATURE PAGE FOLLOWS]

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 11, 2008


                                                   /s/ KEVIN B. KIMBERLIN
                                                   -----------------------------
                                                   Kevin B. Kimberlin